Exhibit 1

LEASE FOR OFFICE SPACE

and other commercial space within the meaning of Article 7:230a of the Dutch Civil Code

Model adopted by the Real Estate Council of the Netherlands (Raad voor Onroerende Zaken – ROZ) on 30 January 2015 and filed with the court registry of the District Court of The Hague on 17 February 2015, and registered there under number 15/20; also published on the website www.roz.nl.

THE UNDERSIGNED

Kadans Science Partner XIII B.V., having its registered office at Rijksweg 5, 5076 PB Haaren, the Netherlands, and registered in the trade register under number 73038954,

hereinafter referred to as the ‘Lessor’,

AND

Merus N.V., having its registered office at Yalelaan 62, 3584 CM Utrecht, registered in the trade register under number 30189136,

hereinafter referred to as the ‘Lessee’,

The Lessor and the Lessee will hereinafter jointly be referred to as the ‘Parties’.

WHEREAS

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On 19 July 2019, the Lessor, the Lessee and Genmab B.V. (‘Genmab’) entered into a development agreement with regard to the design, development and construction of a new building on plot 38 located on Uppsalalaan in Utrecht, named The Accelerator (hereinafter: the ‘Development Agreement’);

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The Accelerator will be a large, flexible multi-tenant office building in which various (commercial) companies (including the Lessee and Genmab) will find a place to conduct high-level (laboratory) research for the development of new medicines or activities that relate to the domains of Utrecht University and Utrecht Science Park. The Accelerator will consist mainly of the following spaces:

(a)	the Leased Property (as defined in Clause 1.1 of this Lease);

(b)	the leased property belonging to Genmab (hereinafter referred to as the ‘Genmab Leased Property’);

(c)	spaces intended for rental to third parties (hereinafter: the ‘Non-Leased Spaces’);

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all other spaces (not being the Leased Property, the Genmab Leased Property and the Non-Leased Spaces), comprising (but not limited to) an auditorium, meeting rooms, a restaurant, a ‘science’ cafe, a distribution area, First Aid area, reception area / atrium, parking facilities for bicycles with lockers and showers and parking facilities for cars (hereinafter: the ‘Common Areas’).

-	The Merus Fit-Out Package (as defined in the Development Agreement) is not part of the Leased Property;

-	From the date of Completion (as defined in the Development Agreement), the Lessee wishes to rent part of The Accelerator on the basis of the conditions agreed in this Lease;

-	The Lessee is aware that the Lessor has acquired the plot belonging to the Leased Property on a long lease.

HAVE AGREED AS FOLLOWS:

1.	THE LEASED PROPERTY, DESIGNATED USE

1.1.

The Lessor leases to the Lessee and the Lessee leases from the Lessor part of the multi-tenant office building to be developed and constructed, named The Accelerator, located on the parcel, plot 38, located on Uppsalalaan in Utrecht, recorded in the land register as municipality of Utrecht, section N, number 1739, consisting of approximately 5,070 m2 LFA of office space and laboratory space located on the 3rd and 4th floors with overhead bridge and car parking spaces, the number of which is still to be determined, in the parking facility of The Accelerator to be developed and constructed, the exact number of parking spaces to be calculated in proportion to the actual floor area to be leased by the Lessee in relation to the total LFA of The Accelerator, to be increased by floor area in proportion to the Lessee’s share in the Common Areas in relation to the total floor area with the exception of the auditorium, the meeting rooms and the ‘science’ cafe (with the surcharge for the share in the Common Areas amounting to a maximum of 7.5%), all this based on the Final Design (as defined in the Development Agreement) to be elaborated in accordance with the Development Agreement, hereinafter: the ‘Leased Property’.

The Leased Property is shown:

(a)	on the drawing to be initialled by the Parties and attached to this Lease as Annex 1;

(b)	on the official delivery report to be drawn up by the Parties on the Lease Commencement Date (as defined in Clause 3.1 of this Lease) and to be attached to this Lease as Annex 2;

(c)

on the list itemising responsibilities as attached to this Lease as Annex 3 (hereinafter referred to as the ‘List Itemising Responsibilities’). The List Itemising Responsibilities shows, among other things, which installations and other facilities constitute or do not constitute part of the Leased Property.

Article 1 of General Provisions does not apply.

The floor area of the office and/or laboratory space referred to in this Clause is an estimate. No later than six weeks before the Lease Commencement Date (as defined in Clause 3.1 of this Lease), the Lessor will have a measurement report drawn up in accordance with NEN 2580 (version 2007) at its expense. Based on this report, the final initial rent will be determined, with the proviso that the maximum increase of the floor area to be passed on in relation to the floor area as included in the Provisional Design (as defined in the

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Development Agreement) will be 2%. Anything above 2% will not be passed on. This measurement report will be attached to Rider 1 (as defined in Clause 23.1 of this Lease).

1.2.	The Leased Property is intended exclusively for use by or on behalf of the Lessee as office space, laboratory space and parking spaces.

During the term of this Lease, the Lessee has the right (not the obligation) to use the Leased Property as laboratory space for a maximum of 50% per floor. The Lessor guarantees that during the term of this Lease, the Leased Property is also suitable as laboratory space in terms of capacity for a maximum of 50% per floor.

Without prejudice to the provisions of Artickle 4.3 of the General Provisions, the Lessor guarantees that the use described in this Clause 1.2 is possible and permitted on the basis of the applicable zoning plan on the Lease Commencement Date (as defined in Clause 3.1 of this Lease). If the use described in this Clause 1.2 is no longer possible as a result of a change in the zoning plan, the Lessee has the right to terminate and thus end this Lease with immediate effect.

1.3.	The Lessee will not be permitted to allocate a use to the Leased Property other than described in Clause 1.2 of this Lease, unless the Lessor has given prior written permission to do so.

1.4.

The maximum permitted floor load in the Leased Property is 5 kN per m2. A maximum load of 8 kN per m2 will be possible over an area of approximately 175 m2 of laboratory space per floor, as further specified in Annex 4.

1.5.

When entering into the Lease, the Lessee has yet to receive a copy of the energy label within the meaning of the Decree on Energy Performance of Buildings with regard to the Leased Property, as the Leased Property has not yet been constructed. The Lessor will provide a copy of this energy label (Annex 5) to the Lessee on the Lease Commencement Date or as soon as possible after this date.

2.	CONDITIONS

2.1.

This Lease includes the “GENERAL PROVISIONS FOR LEASE OF OFFICE SPACE and other commercial space within the meaning of Article 7:230a of the Dutch Civil Code”, filed at the registry of the District Court of The Hague on 17 February 2015 and registered there under number 15/21, hereinafter: the ‘General Provisions’. The contents of the General Provisions are known to the Parties. The Lessee and the Lessor have received a copy of the General Provisions (Annex 5).

2.2.	The General Provisions apply except in so far as agreed otherwise by the Parties in writing or if their application is impossible with regard to the Leased Property.

3.	TERM, RENEWAL AND TERMINATION

3.1.

This Lease takes effect on the date it is signed by the Parties. The first rental period of this Lease is 10 years, commencing on the date of Completion as referred to in Clause 10 of the Development Agreement (hereinafter: the ‘Lease Commencement Date’).

3.2.	After expiry of the period stated in Clause 3.1 of this Lease, this Lease will be continued for

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two consecutive 5-year periods, unless it is terminated, exclusively by the Lessee, by notice of termination in accordance with Clauses 3.3 and 3.4. The first possibility for the Lessor to terminate this Lease is after 20 years from the Lease Commencement Date.

Thereafter, this Lease will be continued for consecutive 5-year periods.

3.3.

Termination of this Lease is effected by notice of termination by the Lessee to the Lessor or by the Lessor to the Lessee with effect from the end of the current lease period, with due observance of one year’s notice.

3.4.	Notice of termination must be given by means of process server’s writ or registered post.

To Lessor:	Kadans Science Partner XIII B.V., Rijksweg 5, 5076 PB Haaren.
With a copy per email to:	info@kadans.com

To Lessee:	Merus N.V., Yalelaan 62, 3584 CM, Utrecht and after the Lease Commencement Date to the address of the Leased Property.
With a copy per email to:	(1) General Counsel, Peter B. Silverman p.silverman@merus.nl and (2) legal@merus.nl

4.	RENT, VAT, SERVICE CHARGES, RENT ADJUSTMENT, PAYMENT OBLIGATION, PAYMENT PERIOD

4.1.	The initial rent for the Leased Property is € TBD per annum on the Lease Commencement Date (see Clause 1.1 of this Lease). The initial rent per annum will be calculated as follows:

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Office and laboratory space: assuming the Leased Property is delivered “shell unit plus”: € 245 per m2 (price level: 1 January 2019), plus an amount for the shell unit plus delivery per m2 that is calculated as follows: (total additional investments costs of € 624,755 excluding VAT for shell unit plus * 7%) / number of m2 LFA actually to be leased in accordance with Article 1.1 of this Lease (price level: 1 January 2019).

-	Parking spaces: € 1,200 per parking space (price level: 1 January 2019).

The aforementioned amounts will be indexed from 1 January 2019 up to the moment of determination of the initial rent on the Lease Commencement Date, based on the consumer price index (CPI), all households series (2015=100).

4.2.	The Parties agree that the Lessor will charge VAT on the rent.

4.3.	With reference to Article 11(1), opening words and 11(1)(b)(5) of the Turnover Tax Act 1968, the Parties declare that they have agreed that the rent will be subject to VAT.

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Furthermore, VAT will be charged on the fee owed by the Lessee for the supply of goods and services by or on behalf of the Lessor, as laid down in Clause 5 of this Lease and in Article 18 of the General Provisions.

By signing this Lease, the Lessee declares, also for the benefit of the Lessor’s legal successor(s), that it will continue to use or allow the use of the Leased Property for purposes for which there is a full or virtually full right to deduct VAT under Article 15 of the Turnover Tax Act 1968.

4.4.	The Lessee’s financial year runs from 1 January through 31 December.

4.5.

After the initial rent as referred to in Clauses 1.1 and 4.1 of this Lease has been determined, the rent will be adjusted annually, for the first time one full year after the Lease Commencement Date, in accordance with Articles 17.1 through 17.3 of the General Provisions, based on the consumer price index (CPI) all households series (2015=100).

As stipulated in Article 17 of the General Provisions, when applying the CPI the following applies:

-	If the factor is smaller than or equal to 3%, the indexation is applied in full;

-	If the factor is greater than 3% but less than or equal to 3.50%, the adjustment factor is 3%, plus 75% of the excess between 3% and 3.50%;

-	If the factor is greater than 3.50%, the adjustment factor is 3%, plus 75% of the excess between 3% and 3.50%, plus 50% of the excess over 3.50%.

4.6.

The compensation owed by the Lessee for supplies and services to be provided by or on the behalf of the Lessor (service charges) will be determined in accordance with Article 18 of the General Provisions. As indicated there, a system of advance payments with settlement at a later date will be applied to these service charges.

4.7.

The Lessee will no longer owe VAT on the rent if the Leased Property may no longer be leased subject to VAT despite the Parties having agreed this. In that event, the fees referred to in Article 19.1 of the General Provisions take the place of the VAT.

4.8.	The Lessee’s payment obligation consists of the following components:

On the Lease Commencement Date, the amounts are as follows for each payment period of 3 calendar months:

-	the rent	€ TBD
-	the VAT owed on the rent	€ TBD
-	the advance on the service charges	€ TBD
-	the VAT owed on the advance on the service charges	€ TBD

	Total	€ TBD

in words: TBD

4.9.	In view of the Lease Commencement Date, the first payment by the Lessee pertains to the

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period as from the Lease Commencement Date through the end of the relevant quarter.

The Lessee will pay this amount on or before the Lease Commencement Date.

4.10.

The periodic payments under this agreement to be made by the Lessee to the Lessor as stated in Clause 4.8 of this Lease are charged as one amount, in advance, in euro, and must be paid in full on or before the first day of the period to which the payments relate. The Lessor will provide the Lessee with a VAT invoice at least 14 days in advance. Any failure to provide the invoice in good time does not release the Lessee from its payment obligation.

4.11.	Unless stated otherwise, all amounts in this Lease and the General Provisions are exclusive of VAT.

5.	COSTS OF SUPPLY OF GOODS AND SERVICES

5.1.	With effect from the Lease Commencement Date, the following goods and services are to be supplied by or on behalf of the Lessor, insofar as applicable with regard to the Leased Property:

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regular and corrective maintenance, as well as the regular inspections and the remote management regarding the aquifer thermal energy storage (ATES) system (as defined in Clause 12.1 of this Lease), including the replacement of small parts.

-	electricity from the solar panels;

-	Service contract, electricity, fuel, water, consumption measurement, operation, remedying of malfunctions, inspection costs, etc., such as for:

-	The electro-technical equipment, including NEN inspections;

-	Emergency power system, emergency lighting incl. pictograms;

-	The air conditioning system(s);

-	Legionella prevention;

-	Fire extinguishers/fire extinguishing equipment (and fillings)/ fire hose reels (NEN 2559);

-	Roof inspection;

-	Overhead/roller/electric (sliding) doors in so far as they provide access to common areas;

-	Freight elevators/ passenger elevators/ escalators;

-	Fences/ electric gates;

-	Garden maintenance;

-	Maintenance of parking garage incl. access control system;

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-	Window-cleaning system / cleaning the windows/frames on the outside of the building, plus cleaning the windows/frames in the common areas;

-	Waste water pumps and drains;

-	Disposal of household waste and paper (levies, container rental, etc.);

-	Optimisation, monitoring and surveillance equipment, in so far as applicable in the common areas;

-	Shading system;

-	Lightning protection system;

-	Automatic door mechanism system;

-	Central heating system;

-	Costs for Internet connection, including provider costs for public Internet;

-	Subscription of towel dispensers, soap dispensers and the like;

-	Hot water system, pressure water system;

-	Systems for the supply of service fluids;

-	Fire alarm system;

-	Access control system;

-	Intercom and media systems, including monitors in the common areas and the narrowcasting system;

-	Other systems and equipment;

-	Common promotional costs of tenants in the building and/or on the campus;

-	Park management costs;

-	Caretaker performing services for the building of which the Leased Property forms part;

-	Property tax, occupier’s share.

The Lessor will charge the Lessee a 5% administration fee on the costs of the supply of the delivered goods and services. The advance amount is € 50 per m2 LFA on an annual basis.

The Lessor will install a submeter for electricity in the Leased Property, at his own expense.

5.2.	The Lessor will submit to the Lessee for prior approval the (maintenance) contracts to be concluded by the Lessor with third parties regarding the deliveries and services to be

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provided to the Lessee. The Lessee may only withhold such approval if (i) such contracts are not in accordance with the agreements pertaining to the deliveries and services set out in this Lease, or (ii) the Lessee can demonstrate that the contracts are not consistent with market practice.

5.3.

The Lessor will provide the Lessee with a detailed statement of the service charges for each calendar year, stating the manner in which these were calculated. The Lessor is obliged to provide the Lessee with this statement no later than 6 months after the end of each calendar year.

5.4.

The Lessee has the right to investigate the annual service charges statements (including the set-off), as referred to in Clause 5.3, as to its correctness, or have such investigated. The Lessor will make all underlying documentation available for inspection at the Lessee’s request.

5.5.	During the term of this Lease, the package of deliveries and services, as referred to in Clause 5.1, may only be modified in consultation with and after written approval of the Lessee.

6.	SECURITY

6.1.	Before the Lease Commencement Date, the Lessee will have a bank guarantee furnished for an amount equal to three months’ rent, exclusive of VAT.

7.	MANAGER

7.1.	Until the Lessor advises otherwise, the manager will be Kadans Real Estate B.V.

7.2.	Unless agreed otherwise in writing, the Lessee must consult the manager in respect of the substance and all further matters concerning this Lease.

7.3.	The notice of termination must also be sent to the Lessor.

8.	INCENTIVES

8.1.	The Parties represent that no incentives have been agreed between the Parties other than those stated in this Lease.

9.	ASBESTOS/ENVIRONMENT

9.1.	The Lessor guarantees that the Leased Property contains no asbestos.

9.2.

The Lessor has no knowledge of any pollution being present in, on or next to the Leased Property of such a nature that, based on the applicable laws at the time this Lease was signed, measures must be taken. The Lessor’s lack of knowledge of the presence of contamination in, on or next to the Leased Property at the time this Lease was signed expressly does not constitute any guarantee by the Lessor that no contamination is present.

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SPECIAL PROVISIONS

10.	DELIVERY DATE / KEY HANDOVER

10.1.	The Lessor is obliged to deliver the Leased Property to the Lessee in accordance with Clause 10 of the Development Agreement.

10.2.

The Lessee leases the Leased Property in shell unit plus condition as detailed in the List Itemising Responsibilities (including the ATES system, as defined in Clause 12.1 of this Lease), but excluding the solar panels and the Merus Fit-Out Package (as defined in the Development Agreement).

Article 1 of General Provisions does not apply.

10.3.

The Lessor will hand over the keys to the Leased Property to the Lessor on the Lease Commencement Date. This key handover takes place under the following conditions: (i) the Lessee has made the first rent payment in accordance with the provisions of Clause 4.9 of this Lease and (ii) the bank guarantee as referred to in Clause 6.1 of this Lease has been furnished to the Lessor.

11.	CHANGES BY THE LESSEE

11.1.

The Lessee is allowed to modify the Leased Property to its own wishes after written permission of the Lessor, which permission may not be refused, delayed or made subject to conditions on unreasonable grounds.

11.2.

In case of structural constructional and/or (electrical) technical modifications to the Leased Property, the Lessor may refuse its permission on reasonable grounds. The Lessee will submit such a request to the Lessor in writing, along with all documents and drawings relevant to the assessment of this request. The Lessor will then assess this request within 10 working days of receipt thereof and inform the Lessee in writing, stating reasons, within this period of 10 working days, whether the request is approved or rejected.

11.3.

The Merus Fit-Out Package (as defined in the Development Agreement) is not part of the Leased Property. Of course, the Lessee does not require the Lessor’s permission for any changes to the Merus Fit-Out Package at any time.

12.	ATES SYSTEM

12.1.

A common aquifer thermal energy storage system, including an indoor system, is part of the Leased Property (hereinafter referred to as ‘ATES System’). The ATES System will be used for heating and cooling the Leased Property and must function properly in accordance with the performance requirements with regard to the indoor climate as included in chapter 7 of the schedule of requirements the Accelerator dated 20 December 2018.

12.2.

The maintenance with regard to the Leased Property will be allocated in accordance with Article 11 of the General Provisions, it being understood that the Lessor is responsible for carrying out all maintenance, repair and renewal work with regard to the ATES System, in good consultation with the Lessee, in a timely and proper manner, and for keeping the ATES System in a good state of repair during the entire term of this Lease. The associated maintenance costs will be passed on to the Lessee as part of the service charges, in so far

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as these costs are for the Lessee’s expense under Article 11 of the General Provisions (see also Clause 5.1 of this Lease).

12.3.	The Lessee does not owe any compensation for the supply of heat and cold from the ATES System.

12.4.

If during the first eighteen months after the Lease Commencement Date it turns out that the ATES System does not function properly in accordance with the performance requirements with regard to the indoor climate as included in chapter 7 of the schedule of requirements the Accelerator dated 20 December 2018, the Lessor is obliged to ensure that the ATES System complies with these requirements as soon as possible. The relevant costs are at the expense and risk of the Lessor and will therefore not be charged on by the Lessor to the Lessee via the service charges or otherwise.

12.5.

In case of acute malfunctions with regard to the ATES System, the Lessor will start the investigation and repair work as soon as possible but in any event within 8 hours of the initial report, after which the Lessor will repair the malfunction as soon as possible but in any event within 48 hours, except in case of force majeure, or will take adequate emergency measures with which the supply can be ensured as described in the emergency plan (Annex 7). If the Lessor contracts a third party for the performance of this provision, the Lessor will agree with this third party that in the event of acute malfunctions, the investigation and repair work will commence within 4 hours of the initial report, after which the malfunction will be repaired as soon as possible but in any event within 24 hours, except in case of force majeure, or an adequate emergency measure will be taken with which the supply can be ensured as described in the emergency plan (Annex 7).

Acute malfunctions mean:

-	Malfunctions that immediately pose a risk of considerable damage and/or considerable consequential damage to the ATES System and/or properties of the Lessee and/or third parties;

-	Malfunctions that may lead to unsafe situations; and

-	Malfunctions or defects in the ATES System which in the short term (within 2 hours), without intervention, will lead to a serious disruption of the climate comfort (heat and cold supply).

12.6.

In case of non-acute malfunctions, the Lessor will commence the investigation and repair work within 48 hours of the initial report, after which the Lessor will repair the malfunction as soon as possible, except in case of force majeure, or will take adequate emergency measures with which the delivery can be ensured.

12.7.

To the extent possible, the Lessor will carry out scheduled maintenance, repair and renewal of the heating system during the period in which mainly cold is required and maintenance, repair and renewal of the cooling system as far as possible during the period in which mainly heat is required. The Lessor will carry out the scheduled repair, maintenance and renewal of the ATES System in such a way that there will be no or very limited interruptions in supply. In the event of scheduled maintenance, repair and/or renewal of the ATES System, as a result of which it is necessary to interrupt the supply of heat and/or cold, the

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Lessor will inform the Lessee in good time and take the Lessee’s interests into account as much as possible (for example by carrying out the work at the weekend).

13.	SOLAR PANELS

13.1.

The solar panels located on the roof of The Accelerator are not part of the Leased Property. The fee for electricity (whether or not supplied by the solar panels) will be consistent with market practice and will in any event be lower than or equal to an arm’s length fee for electricity purchased from a third party. This electricity fee will be part of the service charges (see also Clause 5.1 of this Lease).

14.	SUBLEASE / TRANSFER

14.1.	In derogation of Article 6 of the General Provisions, the Lessee is allowed to sublease the Leased Property in full or in part to third parties, without the Lessor’s prior written consent.

14.2.

The Lessee is not authorised to transfer this Lease to a third party without the Lessor’s prior written consent. The Lessor will not withhold its consent on unreasonable grounds. For the avoidance of doubt, a direct or indirect change in Lessee’s control, or any other change in its organization, including its own corporate structure, does not qualify as a transfer within the meaning of this Article and therefore no permission is required from the Lessor for such changes.

15.	NAME SIGN

15.1.

The Lessee, together with Genmab and other tenants in The Accelerator, has the right to display one or more (illuminated and prominent) name sign(s) on The Accelerator, insofar as permitted by the competent authority. The starting point is that this name sign(s) will be at least comparable in size to the name signs of Genmab on the facade of its adjacent R&D center and that the name signs of the Lessee and Genmab will be more prominently visible on the facade than those of other tenants in The Accelerator. The exact location, position and size will be determined in consultation between the Lessee, Genmab and the Lessor.

15.2.

The Lessor is familiar with the affixation of the name sign(s) referred to in Clause 15.1 and will, to the extent necessary, give its approval. If, after occupation, the Lessee wishes to make changes to its own name sign(s), this will require the Lessor’s prior written consent, which will not be withheld on unreasonable grounds.

15.3.

The Lessee will take care of any permits required by the government in connection with its own name sign(s). Costs (including municipal levy on encroachments in, on or above public land) for obtaining these permits as well as for the installation, removal and repair of its own name sign(s) are for the Lessee’s expense.

16.	ROOF RIGHT

16.1.

Together with Genmab and other tenants in The Accelerator, the Lessee has the right to use the roof of The Accelerator for antennas, satellite receivers and other facilities, but only in the ordinary course of business. The scope of this right is determined in proportion to the actual floor area to be leased by the Lessee in relation to the total LFA of The Accelerator. The exact location, position and size will be determined in consultation between the Lessee,

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Genmab and the Lessor, with due observance of the regulations as (possibly) set by the University of Utrecht.

17.	ACCESS

17.1.	The Leased Property will be accessible for the Lessee 24 hrs per day, 7 days per week.

18.	END OF LEASE DELIVERY LEVEL

18.1.

At the end of this Lease, the Lessee is not obliged, but is entitled, to remove all or part of the changes made to the Leased Property (including the Merus Fit-Out Package), or to return the Leased Property in whole or in part to its original state as stated in the delivery report (Annex 2).

18.2.

In case of partial removal by the Lessee of changes made, the Lessee will deliver the Leased Property in good condition at the end of this Lease. In such a case, the Lessee will also make further arrangements with the Lessor regarding the delivery at the end of this Lease.

19.	INSURANCE AND ENVIRONMENTAL PERMITS BECAUSE OF THE LESSOR

19.1.

During the term of this Lease, the Lessor is obliged, at its own expense and risk, to have fire and building insurance at reconstruction value with regard to the Leased Property, including any changes to it. The Lessor guarantees that the premiums which are or will be due in connection with this insurance will be paid punctually to the insurer or underwriter.

19.2.	The Lessee is obliged to take out customary insurance with regard to its movable items in the Leased Property and its liability.

19.3.

If the Lessee and the Lessor agree that the Lessor will apply for an environmental permit and maintain such permit for the activities of the Lessee and all other users of The Accelerator, the Lessor will closely involve the Lessee in this application, in a way that this permit will not restrict the Lessee in its intended use of the Leased Property as referred to in Article 1.2 of this Lease. The present permit is hereinafter referred to as the ‘’Environmental Permit’’).

19.4.

After obtaining the Environmental Permit in accordance with the provisions of Article 19.3 of this Lease, the Lessee is required to behave in accordance with the Environmental Permit and, if necessary, to comply with the reasonable instructions of the Lessor in this regard.

19.5.

If the activities of the Lessee change during the term of this Lease and as a result thereof an adjustment of the Environmental Permit is required, the Parties will consult on this and endeavor to make this adjustment as soon as reasonably possible to formalize.

19.6.

The Lessee indemnifies the Lessor against all third-party claims against the Lessor with regard to violation of the (provisions of / associated with the) Environmental Permit, including administrative and criminal sanctions and (enforcement) measures by the government.

19.7.	If the Lessor suspects that the Lessee is acting in violation of the Environmental Permit, the Lessor will inform the Lessee about this in writing as soon as possible. After receiving this

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written notification, the Parties will promptly enter into consultation and the Lessee will grant the Lessor access to the Leased Property for the purpose of checking compliance with the Environmental Permit.

19.8.

With due observance of the provisions of Articles 19.3 up to and including 19.7 of this Lease, the provisions of articles 4.1 and 4.2 of the General Provisions apply to the Environmental Permit in all other respects.

20.	RIGHT OF FIRST REFUSAL

20.1.

Together with Genmab, the Lessee has the permanent first right to rent all available or vacant Non-Leased Spaces that are part of The Accelerator, with corresponding parking spaces, provided that the Lessee will respect the call option of Genmab with regard to a specific space (as laid down in article 22 of the Genmab lease agreement).

This means that each time the Lessor wishes to proceed with the rental of one or more of these spaces, the Lessor will notify the Lessee and Genmab by means of a written notification (including a lease proposal with a description of the room in question, the delivery level and the rent per m2 of LFA) (hereinafter: the ‘Notification’). The Notification can contain two lease proposals. The first lease proposal will be the same with regard to the lease period, description of the space to be leased, delivery level and rent per m2 LFA, to the lease proposal that the Lessor will issue to a third candidate lessee. After the Lease Commence Date, the Lessor can add a second lease proposal to the Notification if the remaining duration of this Lease or the lease with Genmab is shorter than 5 years. The second lease proposal will relate to the remaining duration of this Lease or the lease with Genmab and, with regard to the conditions, can deviate from the first lease proposal. The Lessee and Genmab will then have the option of notifying the Lessor in a uniform message whether or not, and if so, which of them, will make use of this first right to lease and for which of the two lease proposals is chosen. This uniform message must be received by the Lessor no later than 15 working days after the Notification is received by the Lessee and Genmab. This term will be 5 working days in case the Notification is received by the Lessee and Genmab before the Lease Commencement Date. After this uniform message has been sent, the Lessor will enter into negotiations with the Lessee or Genmab about the terms and conditions of the corresponding allonge, the starting point being that the space in question will be leased under the terms of the chosen lease proposal and this Lease or the lease with Genmab, with the exception of the provisions of Article 26 and 27.

If no (uniform) message from the Lessee and Genmab is received by the Lessor within the aforementioned period of 15 respectively 5 working days, for a period of 4 months from the date of the Notification the Lessor is entitled to conclude a lease agreement with a third party with regard to the relevant space, but not on more favourable terms than those offered to the Lessee and Genmab in the first lease proposal. The provisions of this Clause will revive and apply in full if the Lessor does not succeed in letting the room(s) in question to a third party within 4 months of the Notification.

21.	PERPETUAL CLAUSE

21.1.

The Lessor will not transfer the Leased Property or the leasehold right thereto without a simultaneous transfer of all the Lessor’s rights and obligations under this Lease to the new owner / beneficiary of a right in rem, in the event and to the extent that those rights and

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obligations do not transfer by operation of law on the basis of the provisions of Article 7:226 of the Dutch Civil Code.

21.2.

The Lessor is obliged to impose the provisions of Clauses 21.1 and 21.2 of this Lease on its legal successors with regard to all or part of the Leased Property (including, but not limited to, all persons who acquire a right in rem with regard to the Leased Property), by means of a perpetual clause. With each transfer, the Lessor will impose the same obligations as it has itself on its legal successor(s) and on all beneficiaries of a right in rem. If the Lessor (or its legal successor(s)) fails to comply with the provisions of this Clause, the Lessor or its legal successor(s) forfeit an immediately exigible penalty of € 125,000. This penalty does not affect the other rights of the Lessee, including the right to performance and the right to compensation in full in so far as the damage suffered exceeds the forfeited penalty.

If the Lessee, by means of a written notification to the Lessor (or its legal successor(s)), claims the aforementioned penalty and the Lessor (or its legal successor(s)) subsequently complies with the provisions of this Clause within 10 working days of said notification and has fully and properly rectified all negative consequences for the Lessee of the present shortcoming caused by the Lessor (or its legal successor(s)), the Lessee will in that case not be able to claim the aforementioned penalty.

22.	OTHER DEVIATIONS FROM THE GENERAL TERMS AND CONDITIONS

22.1.

In deviation from the provisions of Article 5.1 of the General Provisions, the Lessee is released from the obligation to continue to actually use all or part of the Leased Property during the term of this Lease.

22.2.

The word ‘serious’ in Article 10.4, first hyphen, and Article 18.11 of the General Provisions lapses. The word ‘serious’ in Article 18.11 of the General Provisions will not lapse with regard to the ATES System.

22.3.

Articles 13, 15, 24.2, 24.3 and 29 of the General Provisions are not applicable. For the avoidance of doubt, the Lessor is not entitled to change the Leased Property and the Common Areas with the exception of the restaurant/cafe, auditorium and/or meeting rooms, as present in The Accelerator, without the prior written approval from the Lessee. The Lessee will not withhold its approval on unreasonable grounds. The Lessor has the right to change the above mentioned restaurant/cafe, auditorium and/or meetings rooms, unless these changes change the functionality and/or use of these specific spaces. In such event the prior written approval from the Lessee will be required, which approval may not be unreasonably withheld by the Lessee.

23.	RIDER 1

23.1.

No later than on the Lease Commencement Date, the Parties will record the following in a first rider to this Lease (hereinafter: ‘Rider 1’): (i) the final floor area, which follows from the measurement report (as referred to in Clause 1.1 of this Lease), (ii) the related initial rent (including any discount in accordance with Clause 26 of this Lease), (iii) the exact Lease Commencement Date (as referred to in Clause 3.1 of this Lease), (iv) any additional supplies and services, (v) any further agreements concerning the Merus Fit-Out Package and the method of payment for the package, (vi) the energy label as an annex and (vii) the standing rules as annex as referred to in Article 27.2 of this Lease. After signing Rider 1, Rider 1 will become an integral part of this Lease.

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24.	LINK WITH DEVELOPMENT AGREEMENT

24.1.

If, before the Lease Commencement Date, the Development Agreement ends, is dissolved and/or annulled in full or with regard to the construction of the Leased Property, this Lease will end by operation of law at the same time.

25.	COMPENSATION SCHEME

25.1.

As stated in clause 20 of the Development Agreement, the Lessee is entitled to a rent-free period of 12 months, or its cash equivalent, in the event that the Building (as defined in the Development Agreement) is sold by the Lessor within a period of five years after Completion (as defined in the Development Agreement) (both by means of an asset/liability transaction and a share transaction). If this is the case, the Parties will record the rent-free period in a rider to this Lease.

25.2.

Clause 25.1 of this Lease does not apply if the Building (as defined in the Development Agreement) is transferred by the Lessor to another entity within the Lessor’s group (with Kadans Holding B.V. as the parent company).

26.	LAND PRICE BENEFIT

26.1.

The Lessor is familiar with the principles of allocation of land. Utrecht University has set an annual ground rent of € 296,520 (2017 price level) assuming 22,000 m2 GFA. This equals a reference rate of € 13.48/m2 GFA. Based on the GFA/LFA ratio evident from the measurement report in accordance with NEN2580, a reference rate will be calculated per square LFA.

26.2.

The annual ground rent eventually agreed with Utrecht University will be converted into a rate per square meter of LFA, with the difference with the reference rate (in LFA), as stated in Clause 26.1 of this Lease, being given as a discount on the rent per square metre of LFA. The calculation will be drawn up in price level 2017, after which the result, indexed to price level 2019, will be deducted as a discount from the agreed rent as referred to in Clause 4.1 of this Lease. The calculation can never lead to an increase of the rent.

26.3.	Any discount will be included in Rider 1 to this Lease.

27.	OTHER PROVISIONS

27.1.

The Lessee is aware that the Leased Property is part of the multi-tenant building The Accelerator. After the Lease Commencement Date, the Lessor (or its affiliates) shall carry out construction. renovation and / or refurbishment work (or have it carried out) in the Non-Leased Spaces (and possibility after the vacation by Genmab of the Genmab Leased Property). The Lessee will allow these works and give the Lessor the opportunity to carry it out, on the condition that the Lessor will notify the Lessee of such works in time and take reasonable proportional measures to limit any damage to the Lessee’s quiet enjoyment under the lease as much as possible. The Parties will coordinate these measures by means of amicable consultation, to be recorded in an separate document (not being the standing rules).

If the Lessee is of the opinion that the Lessor is acting contrary to the agreed measures, the Lessee will inform the Lessor of this in writing as soon as possible. After receipt of this

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written notification, the Parties will immediately consult. If in such case the Lessee does not first inform the Lessor in writing, but instead immediately object to any of the above-mentioned works without any consultation, the Lessee will forfeit, after a notice of 10 days, an immediately payable penalty of € 125,000 (in words: one hundred and twenty five thousand euros). This penalty is without prejudice to the Lessor’s right to make use of its other rights, including the right to fulfillment. This penalty will be halved after the expiry of one year after the Leased Commencement Date to an amount of € 62,500.

27.2.

The Lessor will draw up a set of standing rules, which will be submitted to the Lessee before the Lease Commencement Date for the Lessee’s approval, which approval the Lessee can only withheld on reasonable grounds. The Lessee is obliged to comply with these standing rules. In the event that the standing rules are in conflict with the provisions of this Lease and/or the General Provisions, the provisions of this Lease and/or the General Provisions will prevail. The Lessor may amend the standing rules only with the prior written consent of the Lessee, which consent the Lessee may only refuse on reasonable grounds.

27.3.	All statements in the preamble are an integral part of this Lease.

27.4.	The annexes referred to below are an integral part of this Lease:

Annex 1:	Drawings of the Leased Property
Annex 2:	Official delivery report (to be attached later)
Annex 3:	List Itemising Responsibilities (to be attached later)
Annex 4:	Specification of the maximum permitted floor load
Annex 5:	Energy label (to be attached later)
Annex 6:	General Provisions
Annex 7:	Emergency plan (to be attached later)

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Thus drawn up and signed in duplicate in

Lessor	Lessee

/s/ Michel Leemhuis	/s/ Ton Logtenberg
Name: Michel Leemhuis Position: CEO Date: 19/7/2019	Name: Ton Logtenberg Position: President, Chief Executive Officer & Principal Financial Officer Date: 19/7/2019

Lessor

/s/ Chiel van Dijen
Name: Chiel van Dijen Position: Commercial Director Date: 19/7/2019

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Annex 6

Working translation

GENERAL TERMS AND CONDITIONS OF THE LEASE OF OFFICE ACCOMMODATION and other commercial accommodation within the meaning of article 7:230a of the Dutch Civil Code

According to the model established by the Real Estate Council of the Netherlands (ROZ) on 30-01-2015, filed with the district court registry in The Hague on 17-02-2015 and registered under number 15/21, also published on the website www.roz.nl.

ROZ excludes all liability for detrimental consequences of the use of the text of this model.

Extent of the leased property

1. The leased property also includes the systems and facilities in the leased property, insofar as they are not excluded in the official report of delivery to be attached to this lease and initialled by the parties.

Suitability of the leased property

2.1 For the question as to whether facts and circumstances impeding the quiet enjoyment under a lease qualify as a defect within the meaning of article 7:204 of the Dutch Civil Code, it is of importance what the Lessee was reasonably entitled to expect at the commencement of the lease in respect of the leased property.

2.2 Insofar as the Lessor is aware, before entering into the lease, of facts or circumstances impeding the use of the leased property by the Lessee in accordance with the agreed designation, the Lessor will inform the Lessee of this.

2.3 The Lessee is obliged to carry out a thorough inspection of the leased property before entering into the lease in order to verify whether the leased property is suitable, or can be rendered suitable, by the Lessee for the agreed designation the Lessee must give to it.

Condition of the leased property at the commencement of the lease

3.1 At the commencement of the lease the leased property is delivered by the Lessor and accepted by the Lessee in a good state of repair, unless the parties agreed otherwise in writing. If at the commencement of the lease no report of delivery is drawn up, the Lessee is deemed, in derogation of article 7:224 paragraph 2 of the Dutch Civil Code, to have received the leased property in good condition, without defects and free from damage.

3.2 The general, the structural and the technical condition of the leased property in which the Lessee accepts the leased property at the commencement of the lease, is laid down by the Lessee and the Lessor in a report of delivery to be added as an annex to the lease and to be signed by or on behalf of the parties. This report of delivery forms part of the lease.

Government and non-government regulations and permits

4.1 Both on and after the commencement date as referred to in clause 3.1 of the lease, the Lessor is responsible for obtaining and maintaining the required permits, dispensations and permissions that are required for the use of the leased property as specified in clause 1.1 of the lease, without prejudice to the provisions in clauses 4.4 and 4.5.

4.2 The costs related to obtaining the permit, dispensation or permission referred to in clause 4.1, as well as the costs of modifications of the leased property in order to comply with the conditions of the permit, dispensation or permission, are to be borne by the Lessor, without prejudice, however, to the provisions in clauses 11.2 and 11.5 on the maintenance, repair and renewal obligations of the Lessee in respect of facilities already forming part of the leased property.

4.3 Both upon and after entering into the lease, the Lessee is responsible for obtaining and maintaining all other required permits, dispensations and permissions, not falling under clause 4.1, required for the use of the leased property in accordance with the designation the Lessee is obliged to give to the leased property as agreed on in clause 1.2 of the lease. This also includes all the reports that have been/are made obligatory by the authorities regarding the use of the leased property in accordance with the agreed designation referred to above. The reports prescribed by the authorities referred to above include, among other matters, reports that are required under the most recent Buildings Decree and the most recent General Rules for Establishments (Environmental Management) Decree (“Activities Decree”).

4.4 The refusal or withdrawal of a permit, dispensation or permission as referred to in clause 4.3 does not constitute a defect, unless this refusal or withdrawal is the result of an action or omission of the Lessor.

4.5 The costs related to obtaining the permit, dispensation or permission referred to in clause 4.3, as well as the costs of modifications of the leased property in order to comply with the conditions of the permit, dispensation or permission, are to be borne by the Lessor, without prejudice, however, to the provisions in the clauses 11.2 and 11.4 on the maintenance, repair and renewal obligations of the Lessee in respect of facilities already forming part of the leased property.

Use

5.1 The Lessee will exclusively use the leased property - throughout the whole term of the lease - effectively, entirely, properly and personally, for the designation specified in the lease. The Lessee will in this respect have regard for existing restricted rights, obligations attached to a certain capacity and any requirements imposed or to be imposed by the authorities or utility companies (including requirements relating to the Lessee’s business, the use of the leased property and everything fitted in or to the leased property). The Lessee will furnish and stock the leased property with sufficient fixtures and furniture. The term utility companies, when used in this lease, also includes similar companies whose business it is to supply, transport and meter the use of energy, water, etcetera.

5.2 The Lessee will act in compliance with the statutory provisions and local by-laws as well as in compliance with customs regarding leases, regulations of the authorities, of the utility companies and the insurance companies. The Lessee may only engage businesses in connection with carrying out work relating to security, fire-prevention and lift engineering if the Lessor has approved those businesses in advance and if the businesses are recognized by the National Prevention Centre (Nationaal Centrum voor Preventie) or by the Netherlands Institute of Lift Engineers (Stichting Nederlands Instituut voor Lifttechniek). The Lessor will not withhold the approval on unreasonable grounds. The Lessee itself may not carry out the aforementioned type of work or have such work carried out, if it has been agreed on, as part of the supplies and services to be arranged for by or on behalf of the Lessor, that the aforementioned type of work is done on the instructions of the Lessor. The Lessee will at all times observe the conditions of use issued by these businesses. The Lessee will also observe all verbal or written instructions issued by or on behalf of the Lessor in the interest of a proper use of the leased property and of the internal and external spaces, systems and facilities of the building or complex of buildings of which the leased property forms part. This also includes reasonable instructions relating to maintenance, appearance, noise level, tidiness, fire prevention, parking conduct and the proper functioning of the systems or the building or complex of buildings of which the leased property forms part.

5.3 The Lessee is not allowed to cause nuisance or inconvenience while using the building or complex of buildings of which the leased property forms part. The Lessee will also ensure that any third parties present with its permission do not cause any nuisance or inconvenience either.

5.4 The Lessee has the right and the duty to use the communal facilities and services which are or will be made available in the interest of the proper operation of the building or complex of buildings of which the leased property forms part.

5.5 The Lessor is entitled to set requirements in respect of the installation of (illuminated) advertising and/or signage or modifications or additions wished by the Lessee or other modifications visible from the outside, and will not withhold permission for that on unreasonable grounds. The Lessor is entitled to give instructions in respect of, among other matters, the execution, place, size and choice of materials. The Lessee is obliged to comply with those regulations and with those of the relevant competent authorities in relation to the modifications or additions made by the Lessee.

5.6 The Lessor is entitled to have access to the roofs, external walls, spaces not accessible to the public or to the Lessee, the immoveable appurtenances within and outside the building or complex of buildings as well as to the gardens and grounds of the building or complex of buildings, for itself, the Lessee(s) or third parties, for the purpose of installing antenna systems or for other purposes. If the Lessor wishes to make use of this right the Lessor will inform the Lessee of this in advance and the Lessor will take the Lessee’s interests into consideration when exercising this right.

5.7 The Lessor may refuse the Lessee access to the leased property if the Lessee has not (yet) complied with its obligations under the lease when it wishes to start using the leased property. This does not affect the commencement date as referred to in clause 3.1. of the lease, nor the Lessee’s obligations under the lease.

Sublease

6.1 Without the Lessor’s prior written permission the Lessee is not allowed to allow third parties to lease, sublease or use the leased property in whole or in part, nor to assign the lease rights in whole or in part to third parties nor to transfer them to a partnership or legal entity.

6.2 If the Lessee acts in violation of clause 6.1, the Lessee must pay an immediately payable penalty to the Lessor for every day the violation continues, equivalent to two times the daily rent payable by the Lessee at that time, without prejudice to the Lessor’s right to claim specific performance or the termination of the lease and to claim damages.

6.3 The Lessee is allowed to sublease to a group company within the meaning of article 2:24b of the Dutch Civil Code or allow such group company to use space, on the condition that this is in keeping with the use as referred to in clause 1.2 of the lease and that this sublessee/user will not sublease the space to a third party and/or allow a third party to use it. The Lessee is not permitted to deviate in the sublease contract to the detriment of the head lease. The above is without prejudice to the Lessee’s obligations under the lease. The Lessee continues to be the only point of contact for the Lessor.

Environment and energy label

7.1 The Lessee and the Lessor will strictly comply with guidelines, regulations or instructions from the government or other competent authorities in relation to the (separate) collection of waste materials. If the Lessee fails to comply with its obligations or does not comply with them in full, the defaulting party will be liable for any resulting financial, criminal and any other consequences.

7.2. The Lessee is not permitted:

a. to have any environmentally hazardous materials in, on, to or in the immediate vicinity of the leased property, including malodorous, flammable or explosive materials;

b. to use the leased property such, that it may result in the occurrence of soil contamination or other contamination.

7.3 The Lessor does not indemnify the Lessee against government orders for carrying out an environmental survey regarding the leased property or for taking measures if contamination is discovered below, in, to or around the leased property.

7.4 To the extent that the Lessor is required to post an energy label in the leased property, the Lessee will give the Lessor the opportunity to do so, without any further conditions.

7.5 Without the Lessor’s and the Lessee’s written permission, the Lessee and the Lessor are not permitted to make modifications/additions in or to the leased property as a result of which the energy index of the leased property stated in the energy label, as referred to in clause 1.5 of the lease, demonstrably deteriorates.

Rules of conduct, regulations and prohibitory clauses

8.1 The Lessee will not cause nuisance or inconvenience while using the leased property, nor cause damage in, on, to or below the leased property or complex of buildings of which the leased property forms part. Damage to the leased property includes, among other matters, the use of means of transport as a result of which floors and walls are (or may be) damaged. The Lessee will also ensure that any third parties present with its permission do not cause any nuisance or inconvenience either. This also applies to the building or the complex of buildings of which the leased property forms part.

8.2. The Lessee is not permitted:

a. to load the floors of the leased property or the building or complex of buildings of which the leased property forms part in excess of what is stated in the lease or what is technically permitted;

b. to make modifications or install facilities in, on or to the leased property in conflict with regulations of the government or utility companies or with the conditions under which the owner of the leased property acquired the ownership of the leased property or with other restricted rights, or modifications or facilities that may lead to nuisance to other Lessees or neighbors or that may hinder their usage rights.

8.3 Without the Lessor’s prior written permission, the Lessee is not allowed to enter or allow entry to the service and mechanical rooms, the flat roof sections, roofs, gutters, and the parts of the leased property or the building or complex of buildings of which the leased property forms part which are not designated for general use, or to park vehicles in other places than the designated parking places.

8.4 The Lessee will behave in compliance with the regulations of the government and other competent authorities, and also in compliance with reasonable instructions from the Lessor, in relation to the times for loading and unloading and the manner in which this should be done.

8.5 The Lessee will always keep escape routes and emergency doors clear in the leased property and the building or complex of buildings of which the leased property forms part and guarantee the accessibility of fire-fighting equipment.

Also the Lessor will refrain from blocking the escape routes and emergency doors referred to above.

8.6 If the leased property is equipped with a lift, travelator, escalator, automatic door system or a similar facility, or if the leased property can be accessed by means of or with the help of one or more of these or similar facilities, the use of these facilities will be entirely at the user’s own risk. The Lessee is liable for the proper and competent use of the technical systems that may form part of the leased property.

Damage

9.1 The Lessee will forthwith notify the Lessor of a defect and of the (impending) damage resulting from such defect or from another cause or circumstance. In that notification the Lessee will give the Lessor a reasonable term - considering the nature of the defect - for starting with remedying any defect for which the Lessor is responsible. The Lessee will confirm this notification to the Lessor in writing as soon as possible, including the reasonable term.

9.2 The Lessee takes appropriate and timely action to prevent and limit damage to the leased property and to the building or complex of buildings of which the leased property forms part.

If the (impending) damage cannot be attributed to the Lessee and the costs for appropriate action are demonstrable and reasonable, the Lessor will compensate these costs to the Lessee at the Lessee’s first request.

Liability

10.1 The Lessee is liable to the Lessor for all damage to the leased property unless the Lessee proves that the Lessee and the persons for whom the Lessee is liable, cannot be blamed for this damage.

10.2 The Lessee indemnifies the Lessor against all fines imposed on the Lessor because of the Lessee’s actions or negligence.

10.3 The Lessor is not liable for damage resulting from a defect and in the event of a defect the Lessee cannot claim a a rent reduction or a set-off, except for the right to a set-off as referred to in article 7:206 paragraph 3 of the Dutch Civil Code.

10.4 The provisions in clause 10.3 are not applicable in the following situations:

- in the event of damage if a defect is the result of an attributable, serious failure by the Lessor;

- if the Lessor knew of a defect when entering into the lease and did not make any detailed arrangements with the Lessee on this matter;

- if on the commencement date as referred to in clause 3.1 of the lease the leased property turns out not to be suitable for the use as referred to in clause 1.1 of the lease as a result of circumstances attributable to the Lessor;

- if the Lessor should have been aware of a defect when entering into the lease and the Lessee could not or should not have been aware of such defect through its duty to investigate referred to in clause 2.3 or did not have to investigate in this respect;

- if the Lessor failed to observe the reasonable term given in writing by the Lessee as referred to in clause 9.1 to start with remedying a defect for which the Lessor is responsible.

Costs of maintenance, repair and renewals, inspections and tests

11.1 The terms maintenance, repair and renewal used in the lease and general conditions are defined as follows:

- maintenance: taking care that an object continues to be in good condition, or in any event continues to be in the state it was in on the commencement date of the lease, subject to normal wear and tear;

- repair: restoring or replacing an object to a condition that makes it possible to again use that object in the same manner as on the commencement date of the lease; - renewal: the replacement of an object as a result of that object reaching the end of its technical life.

11.2 The Lessor bears the costs of the maintenance, repair and renewal work to the leased property, as specified in clause 11.4 below. The Lessee bears the costs of the other maintenance, repair and renewal work to the leased property, including the costs of inspections and tests.

If the leased property forms part of a building or complex of buildings, the above is also applicable to the costs of the work referred to in relation to the building or complex of buildings of which the leased property forms part, e.g. work to communal systems, spaces and other communal facilities, all this on a pro rata basis.

11.3 Unless otherwise agreed between the parties, the work referred to in clauses 11.2, 11.4 and 11.5 will be carried out by or on the instructions of the party who bears the costs of the work. The parties have to proceed to carry out such work in good time.

11.4 The Lessor bears the costs of:

a. maintenance, repair and renewal of the structural parts of the leased property, such as foundations, columns, beams, structural floors, roofs, flat roof sections, bearing walls and external walls;

b. maintenance, repair and renewal of stairs, stair treads, sewage pipes, gutters, external window frames, belonging to the leased property, unless the Lessee has failed to meet its obligations under clause 11.5 under k;

c. replacement of components and renewal of systems belonging to the leased property;

d. external paintwork.

The Lessor bears the costs of the work specified in a. to d., unless such work must be regarded as minor repairs, including small-scale and daily maintenance as defined by law or work to objects not installed in, on or to the leased property by or on behalf of the Lessor.

11.5 By way of clarification of or by way of derogation from or in addition to clause 11.2, the Lessee bears the costs of:

a. the external maintenance work if and insofar as such work is to be regarded as minor repairs, including small-scale and daily maintenance as defined by law, as well as internal maintenance work not being maintenance work as referred to in clause 11.4, all this without prejudice to the provisions below;

b. maintenance, repair and renewal of switches, light bulbs, lighting (including fittings), batteries, internal paintwork, power sockets, door and window furniture, glazing and glass doors, plate-glass windows, windowpanes and other panes;

c. maintenance and repair of roller shutters, venetian blinds, awnings and other sun blinds;

d. maintenance and repair of the ceiling system including light fittings, bell systems, sinks, kitchen equipment, sanitary ware;

e. maintenance and repair of pipe-work and valves for gas, water and electricity, fire, burglary and theft prevention facilities and everything pertaining thereto;

f. maintenance and repair of boundary partitions, garden and grounds, including paving;

g. regular and corrective maintenance, as well as the regular tests and the remote management of the technical systems pertaining to the leased property, including the renewal of small components. This work may only be carried out by companies approved by the Lessor;

h. all tests and inspections, whether prescribed by the government or not, and other (regular and occasional) tests and inspections that may reasonably be deemed necessary, in the areas of reliability and safety, or in order to check the good working order of the systems (whether technical or not) belonging to the leased property or to the immoveable appurtenances of the leased property; these tests and inspections are carried out on the Lessor’s instructions; the following provisions in clauses 18.3 to 18.8 inclusive are applicable as far as possible to the costs related to the above;

i. maintenance, repair and renewal of soft furnishings and floor-coverings as well as objects that have been or will be installed by or on behalf of the Lessee, whether or not on the basis of a provisional sum provided by the Lessor to the Lessee;

j. the care for cleaning both the inside and outside of the leased property and for keeping it clean, including keeping the windows, roller shutters, venetian blinds, awnings and other sun blinds, the outside window frames and facades of the leased property clean, as well as the removal of graffiti on the leased property;

k. the care for emptying grease traps, the cleaning and unblocking of traps, gutters and all waste and sewage pipes as far as the municipal mains sewers for the leased property, the sweeping of chimneys and the cleaning of ventilation ducts.

11.6 The Lessee is responsible for maintaining, repairing and renewing any modifications and additions made to the leased property by or on behalf of the Lessee.

11.7 If, after receiving due notice, the Lessee fails to carry out maintenance or repair work for which it is responsible - or if, in the Lessor’s opinion, this work has been carried out improperly or poorly - the Lessor will be entitled to carry out the maintenance or repair work it considers necessary, or to have such work carried out, at the Lessee’s risk and expense. If the work for which the Lessee is responsible cannot be postponed, the Lessor is entitled to immediately carry out that work, or have such work carried out, at the Lessee’s expense.

11.8 In relation to maintenance, repair and renewal work for which the Lessor is responsible the Lessor will consult with the Lessee, in advance, as regards the manner in which such work should be carried out, taking the Lessee’s interests as much as possible into account. If the Lessee asks for these works to be carried out outside normal working hours, the Lessee will bear any extra costs involved.

11.9 The Lessee is liable for the proper and skillful use of the technical systems in the leased property. The Lessee is also liable for any maintenance of those systems carried out by it or on its instructions. The fact that the maintenance is carried out by a business approved by the Lessor does not release the Lessee from this liability.

11.10 If the Lessor and the Lessee agreed that the maintenance, repair and renewal work in, on or to the leased property or the building or the complex of buildings of which the leased property forms part, as specified in clauses 11.2, 11.5 and 11.6, for which the Lessee is responsible, is carried out on the Lessor’s rather than on the Lessee’s instructions, the

Lessor will pass on the costs of that to the Lessee. In some cases the Lessor will enter into maintenance contracts for this work.

Modifications and additions carried out by the Lessee

12.1 The Lessee will always inform the Lessor in writing, in time and in advance, of every modification or addition. This includes, but not exclusively, all the modifications that might have an effect on the permits applicable to the leased property. The Lessee must ensure that the Lessee stipulates from the party making modifications or additions, that this party waives its right of retention.

12.2 Without the Lessor’s permission the Lessee is entitled to make modifications and/or additions in the leased property that are required for the operation of the Lessee’s business, provided that the modifications and additions are not related to or affect the (structural) construction of the leased property and/or (technical) facilities forming part of the leased property or the complex of buildings of which the leased property forms part.

12.3 For all other modifications and additions than those referred to in clause 12.2 the Lessee requires the prior written permission from the Lessor.

12.4 The modifications and/or additions referred to in clause 12.2 do not include modifications and additions at the exterior of the leased property, including name signs and advertising of the Lessee. Such modifications and/or additions always require the written permission of the Lessor and the Lessee must follow the reasonable instructions of the Lessor. The Lessor will not withhold the permission on unreasonable grounds. Without the Lessor’s permission in writing, the Lessee is not allowed to tape up windows and shop windows or to render them opaque in any other manner.

12.5 Before making modifications and/or additions in the leased property the Lessee always has to investigate (in detail) at its own expense whether there is asbestos in the place where the modifications and/or additions will be made. The Lessee has to inform the Lessor of the results of this (detailed) investigation and if there is asbestos it has to consult with the Lessor. The Lessee indemnifies the Lessor for all possible damage and consequences if the Lessee, in the event of asbestos in the leased property, proceeds to carry out (or arranges for carrying out) the work referred to.

12.6 The Lessee guarantees that other users of the building or the complex of buildings of which the leased property forms part do not suffer nuisance, damage and/or inconveniences from modifications and additions, irrespective of whether permission is required and/or has been granted.

12.7 If a permit, dispensation or permission from a third party is required for a modification or addition, the Lessee will apply for such a permit, dispensation or permission and the Lessee will comply with all the regulations related to that.

12.8 All the costs related to the modifications and additions, as well as administrative charges, are to be borne by the Lessee insofar as such modifications and additions have been made on the Lessee’s instructions.

12.9 The modifications and additions made by the Lessee do not form part of the leased property, whether or not they were made with the Lessor’s permission. With respect to these modifications and additions the Lessor does not have an obligation to maintain, repair or renew.

12.10 The Lessee is liable for damage resulting from modifications and additions in the leased property made by the Lessee or on its behalf.

12.11 The Lessee has to observe the reasonable instructions given by the Lessor and the Lessee indemnifies the Lessor for claims of third parties for damage caused by modifications and facilities made and installed by the Lessee.

12.12 In the event of nuisance, inconveniences and/or (impending) damage because of a modification or addition, the Lessee will take all those measures to undo the damage and to avoid nuisance and inconveniences.

12.13 If objects installed by the Lessee in connection with work to the leased property or the building or complex of buildings of which the leased property forms part have to be removed temporarily, the costs of removal, any storage and re-installment will be borne by the Lessee.

12.14 The Lessee is obliged to undo modifications and additions before the end of the lease and to repair the resulting damage unless the Lessor discharges the Lessee from this obligation.

12.15 The Lessee waives all its rights and claims arising from unjust enrichment in connection with the modifications and additions made by or on behalf of the Lessee which have not been undone at the end of the lease, unless the parties agreed otherwise in writing.

Maintenance and renovation carried out by the Lessor

13.1 The Lessor is permitted to carry out work or inspections, or to have them carried out, on, to or in the leased property or the building or complex of buildings of which the leased property forms part or the adjacent premises, for the purpose of maintenance, repair and renewal. This includes the installation of extra facilities as well as modifications or work required in connection with (environmental) requirements or measures of the government or utility companies or other competent authorities.

13.2 If the Lessor wishes to proceed with the renovation of the leased property, it will make a proposal for such renovations to the Lessee. A proposal for renovations will be considered reasonable if it is approved by at least 51 % of the Lessees whose leased space is involved in the renovations and if such Lessees together rent at least 70% of the lettable floor area in m2, including vacant property, of the building or complex of buildings of which the leased property forms part and which is involved in the renovations. For the calculation in terms of percentage, the Lessor will be regarded as the Lessee of the un-let but lettable floor area in m2.

13.3 Renovation is deemed to include (partial) demolition, replacement new development, additions and modifications to the leased property or the building or complex of buildings of which the leased property forms part.

13.4 The provisions in article 7:220, paragraphs 1, 2 and 3 of the Dutch Civil Code are not applicable. Renovation and maintenance work of the leased property, also if they are significant for the business operations of the Lessee or the building or complex of buildings of which the leased property forms part, do not constitute a defect for the Lessee. The Lessee will tolerate maintenance work and renovation of the leased property or of the building or complex of buildings of which the leased property forms part and give the Lessor the opportunity to carry out such work. The Lessor will take reasonable, proportional measures to minimize the impairment of the enjoyment under the lease as much as possible.

13.5 In relation to those parts of the leased property for which the Lessee does not enjoy exclusive rights of use, such as communal spaces, lifts, stairs, escalators, stairwells, corridors, entrances and/or other immoveable appurtenances, the Lessor is allowed to modify the appearance and furnishings or fittings thereof and to move or remove these parts of the leased property provided that the use as referred to in clause 1.2 of the lease continues to be possible.

Requests/permissions

14.1 Any deviation from/addition to this lease has to be agreed on in writing.

14.2 If and to the extent that any provision of this lease requires the permission of the Lessor or the Lessee, the Lessor or the Lessee will not refuse and/or delay this permission on unreasonable grounds and the permission will only be deemed to have been given if given in writing.

14.3 Any permission given by the Lessor or the Lessee is only valid once and is not applicable to other or later cases. The Lessor or the Lessee is entitled to subject those permissions to reasonable conditions.

Change of the Lessee’s/the Lessor’s organization

15 The parties are obliged to always inform each other in writing of intended relevant changes in their organization, including the corporate structure. The notice referred to above has to be received by the other party at such a time that this party can still take all the measures concerning the intended change. These measures include, but not exclusively, legal actions, e.g. lodging an objection against a proposal for a legal merger or demerger.

Valuation and viewing of the leased property

16.1 If the Lessor wishes to have a valuation of the leased property carried out or wishes to proceed to carry out work in, on or to the leased property, the Lessee is obliged to provide access to the Lessor or to those applying to the Lessee on the Lessor’s behalf, and to enable them to carry out the work.

16.2 In order to carry out the work described in clause 16.1, the Lessor and/or all individuals to be appointed by it will be entitled to enter the leased property on working days between 07:00 and 17:30 hours after consultation with the Lessee. In cases of emergency the Lessor is entitled to also enter the leased property without consultation and, if necessary, to enter the leased property outside the aforesaid hours.

16.3 In the event of a proposed lease, sale or auction of the leased property, and during one year before the end of the lease, the Lessee is obliged, without basing any claim on that, to provide the opportunity, after receiving prior notification from the Lessor or its representative, for viewings of the leased property on at least two working days per week. The Lessee will tolerate the usual ‘To Let’ or ‘For Sale’ signs or posters on or near the leased property.

Rent review

17.1 A rent review agreed on in clause 4.5 of the lease takes place on the basis of the change of the monthly price index of the Consumer Price Index (CPI), all households series (2006 = 100), published by Statistics Netherlands (Centraal Bureau voor de Statistiek) (CBS). The reviewed rent is calculated according to the following formula: the reviewed rent is equal to the existing rent on the date of review, multiplied by the index figure of the fourth calendar month before the calendar month in which the rent is reviewed, divided by the index figure of the sixteenth calendar month before the calendar month in which the rent is reviewed.

17.2 The rent is not reviewed if an indexation of the rent leads to a lower rent than the most recently applicable rent. This most recently applicable rent continues to apply until a subsequent indexation of the index figure of the calendar month four months prior to the month in which the rent is reviewed is higher than the index figure of the calendar month four months prior to the calendar month in which the most recent rent review took place. At that time the index figures of the calendar months referred to in the preceding sentence will be used for the rent review.

17.3 An indexed rent is due and payable, even though no separate notice of the adjustment is given to the Lessee.

17.4 If the CBS no longer publishes the index figure referred to above or changes the basis of the calculation of that, an index figure will be used that is adjusted as much as possible or as similar as possible to that. In the event of a difference of opinion on this matter, either party may ask the director of the CBS for a decision which is binding on the parties. Any costs related to this will be shared equally by the parties.

Costs of supply of goods and services (service charges)

18.1 In addition to the rent, the Lessee also bears the costs of supply, transportation, metering and consumption of water and energy for the leased property, including the costs of entering into the relevant contracts and the meter rent as well as any other costs charged and fines imposed by the utility companies. The Lessee itself must conclude the contracts for supply with the relevant authorities, unless the leased property has no separate connections and/or if the Lessor takes care of this as part of the supplies of goods and services agreed on.

18.2 If the parties have not agreed on any additional supplies of goods and services, the Lessee will take care of this at its own risk and expense and to the Lessor’s satisfaction. In such cases the Lessee itself will enter into service contracts, to be approved by the Lessor in advance, in relation to the systems belonging to the leased property.

18.3 If the parties have agreed that additional supplies of goods and services will be provided by or on behalf of the Lessor, the Lessor will establish the payment for these additional supplies and services owed by the Lessee on the basis of the costs involved in providing these supplies of goods and services including the relevant administrative work. Insofar as the leased property forms part of a building or complex of buildings and the supply of goods and services provided also relates to other parts belonging to that, the Lessor will establish the proportion of the costs reasonably due by the Lessee for that supply of goods and services. In this respect the Lessor is not required to take account of the fact that the Lessee may not use one or more of those supplies of goods and services. If one or more parts of the building or complex of buildings are not in use, the Lessor will ensure, when establishing the Lessee’s share, that this share is not higher than it would have been if the whole of the building or complex of buildings had been in use.

18.4 After the end of the service charges year, the Lessor provides the Lessee within 12 months after the end of the year with a classified statement for each year of the costs of the supply of good and services, with information on how these costs were calculated and, insofar as applicable, the Lessee’s share in those costs in such a manner that the Lessee can independently establish the allocation of the costs. The starting point is that the Lessor provides the classified statement within 12 months after the end of the year. If the Lessor is unable to provide this statement in time, the Lessor will inform the Lessee of this, supported by reasons.

The statutory limitation period begins after the end of the year to which the service charges are related.

18.5 After the end of the lease a statement will be provided for the period not yet accounted for. This statement will be provided not later than 12 months at the most after the end of the year to which the service charges are related unless the Lessor is unable to provide this statement. The Lessor will inform the Lessee of this, supported by reasons. Neither the Lessor nor the Lessee will be allowed to make any premature claims for set-off.

18.6 If the statement shows that the Lessee paid too little or that the Lessor received too much for the period in question, taking advance payments into account, an additional payment or a repayment will be made within three months after the statement has been provided. Disputing the accuracy of the statement does not result in a suspension of this payment obligation.

18.7 The Lessor is entitled, after due consultation with the Lessee, to change the nature and scope of the supply of goods and services.

18.8 The Lessor is entitled to make an interim adjustment of the advance payment due by the Lessee for supply of goods and services in line with the anticipated costs, including in an event as referred to in clause 18.7.

18.9 If the supply of gas, electricity, heat and/or (hot) water is part of the supply of goods and services provided by the Lessor, the Lessor is entitled, after consultation with the Lessee, to adjust the method of establishing the consumption and the Lessee’s corresponding share of the costs of consumption, in respect of which individual metering to make the actual consumption for each user visible is permitted in any event.

18.10 If the consumption of gas, electricity, heat and/or (hot) water is established on the basis of consumption meters and if any dispute arises concerning the Lessee’s share of the consumption costs because of the non-functioning or incorrect functioning of those meters, that share will be established by a company called in by the Lessor which specializes in the measuring and establishment of gas, electricity, heat and/or (hot) water consumption. This will also apply in the case of damage, destruction or fraud in relation to the meters, without prejudice to the Lessor’s other rights in such cases against the Lessee, such as the right to repair or renewal of those meters and compensation of any damage sustained.

18.11 Except in the case of an attributable, serious failure by the Lessor, the Lessor will not be liable for any damage resulting from the non-functioning or the improper supply of goods and services. Nor will the Lessee, in such cases, have any claim to a rent reduction.

Turnover tax

19.1 If the Lessee is not (or no longer) using the leased property or have others use it for activities entitling to deduction of turnover tax and if the exception from the exemption to deduct turnover tax from the rent ends as a result, the Lessee will no longer owe turnover tax on the rent to the Lessor or its legal successor(s), but, as from the date such termination becomes effective, the Lessee owes a separate payment to the Lessor or its legal successor(s) in addition to the rent instead of turnover tax, which will compensate the Lessor in full for:

a. the turnover tax on the operating costs of and investments in the leased property which is not (or no longer) deductible by the Lessor or its legal successor(s) as a result of the termination of the option;

b. the turnover tax the Lessor or its legal successor(s) will have to pay to the Tax Authorities as a result of the termination of the option by way of re-calculation as referred to in article 15, paragraph 4 of the Dutch Turnover Tax Act 1968 or an adjustment as referred to in the articles 11 to 13, inclusive, of the Dutch Turnover Tax Implementation Order 1968;

c. all other damage suffered by the Lessor or its legal successor(s) as a result of the termination of the option.

19.2 The financial losses the Lessor or its legal successor(s) suffer as a result of the termination of the option (as referred to in clause 19.1) will always be paid by the Lessee to the Lessor or its legal successor(s) simultaneously with the regular payments of the rent and will, with the exception of damage specified in clause 19.1 under a, be spread evenly over the remaining term of the current lease, if possible by means of an annuity, but will be payable by the Lessee immediately, in full and in one lump sum if the lease is prematurely terminated for any reason whatever.

19.3 The provisions in clause 19.1 under b are not applicable if, when the present lease is entered into, the adjustment period for deductions from turnover tax in relation to the leased property has expired.

19.4 If a situation as referred to in clause 19.1 occurs, the Lessor or its legal successor(s) will inform the Lessee of the amounts that have to be paid to the Tax Authorities by the Lessor or its legal successor(s), and will provide information on the other damage as referred to in clause 19.1 under c. The Lessor or its legal successor(s) will co-operate if the Lessee wishes to have the tax return of the Lessor or its legal successor(s) examined by an independent registered accountant. The costs of this are borne by the Lessee.

19.5 If, in any financial year, the leased property is not used sufficiently for the purposes specified in clause 4.3 of the lease, the Lessee will inform the Lessor or its legal successor(s) of this, within four weeks after the end of the financial year in question, by means of a declaration signed by the Lessee. Within the same period the Lessee will send a

19.6 If the Lessee fails to comply with the obligation to provide information as referred to in clause 19.5 and/or fails to comply with the obligation to occupy the leased property as referred to in clause 19.8, or if it turns out in retrospect that the Lessee proceeded on the basis of an incorrect assumption and the Lessor or its legal successor(s) wrongly charged turnover tax on the rent as a result, the Lessee will be in default and the Lessor or its legal successor(s) will be entitled to recover any resulting financial loss from the Lessee. Such loss will be the full amount of the turnover tax due by the Lessor or its legal successor(s) to the Tax Authorities, plus interest, any fines as well as further costs and damage. The provisions of this paragraph provide for a compensation scheme in the event that the option is terminated with retrospective effect, in addition to the arrangement in clause 19.1. The extra damage resulting for the Lessor or its legal successor(s) from this retrospective effect will be payable by the Lessee immediately, in full and in one lump sum.

The Lessor or its legal successor(s) will co-operate if the Lessee wishes to have the specification of this extra damage sustained by the Lessor or its legal successor(s) examined by an independent registered accountant. The costs of this are borne by the Lessee.

19.7 The provisions of clauses 19.1, 19.4 and 19.6 are also applicable if the Lessor or its legal successor(s) is/are not confronted by damage as a result of the termination of the option applicable to the parties until after the termination of the lease, whether prematurely or not, which damage will be payable to the Lessor or its legal successor(s) immediately, in full and in one lump sum.

19.8 Without prejudice to the other relevant provisions of this lease, the Lessee, exercising the option (as referred to in clause 19.1), will in any event occupy the leased property or have others occupy the leased property before the end of the financial year in which the commencement date as referred to in clause 3.1 of the lease is.

Other taxes, duties, charges, levies, dues

20.1 The Lessee pays the following, even if the Lessor is taxed for it:

a. on a pro rata basis, the property tax regarding the actual usage of the leased property and the actual shared use of service spaces, general spaces and communal spaces;

b. environmental levies, including the surface water pollution levy and the contribution for waste-water purification and every other contribution on account of environmental protection;

c. betterment levy or any related taxes or levies; for the half of the amount of the assessment. The Lessor will inform the Lessee in time of the receipt of a betterment levy assessment. The Lessor will, when asked, object against the assessment in question and, if possible, include the Lessee’s objections. The Lessee will compensate the Lessor half of the reasonable costs incurred with this.

d. on a pro rata basis, the sewerage charges or sewerage taxes regarding the actual usage of the leased property and the actual shared use of service spaces, general spaces and communal spaces;

e. other existing or future taxes, including taxes levied for facilities in public areas, e.g. flag and advertising taxes, Business Investment Zone tax, municipal land encroachment taxes, charges, other levies and dues:

- in respect of the actual usage of the leased property;

- in respect of the Lessee’s possessions;

- that would not have been levied in whole or in part, if the Lessee had not been allowed to use the leased property.

20.2 If the charges, duties or taxes due by the Lessee are collected from the Lessor, they must be repaid by the Lessee to the Lessor at the Lessor’s first request within 2 months after this request.

Insurances

21.1 If, because of the nature or practice of the profession or business of the Lessee, a higher than normal (fire) insurance premium is charged to the Lessor or other Lessees of the building or complex of buildings of which the leased property forms part, for structures or furniture and equipment and goods in relation to the leased property, or the building or complex of buildings of which the leased property forms part, the Lessee will pay the excess above the normal premium to the Lessor or those other Lessees.

21.2 The Lessor and the Lessees will be free to choose their insurance companies, to determine the insured value and to assess the reasonableness of the premium due.

21.3 “Normal premium” is taken to mean the premium the Lessor or the Lessee can stipulate from a well-known and respected insurer for insuring the leased property or its furniture and equipment and goods, respectively, against risk (of fire) at the time directly preceding the conclusion of this lease, without taking account of the nature of the profession or business carried on by the Lessee in the leased property, as well as - for the duration of the lease - any adjustment of such premium not resulting from a change of the nature or scope of the insured risk.

End of the lease or of use

22.1 Unless otherwise agreed in writing, the Lessee will deliver the leased property to the Lessor at the end of the lease or at the end of the use of the leased property in the condition as described in the official report of delivery at the start of the lease, subject to normal wear and tear and ageing.

22.2 If no official report of delivery has been drawn up at the start of the lease, the leased property will be deemed to have been delivered at the start of the lease, subject to proof to the contrary by the Lessee, in a good state of repair, without defects and free from damage and the Lessee has to deliver the leased property to the Lessor at the end of the lease in such state, subject to normal wear and tear and ageing. The provisions in the last sentence of article 7:224, paragraph 2 of the Dutch Civil Code are not applicable.

22.3 In addition to clause 22.2 the Lessee has to deliver the leased property to the Lessor at the end of the lease vacant and cleared, free from use and rights of use, properly cleaned and on submission of all keys, key cards etcetera.

22.4 The Lessee is obliged to remove at its own expense all the objects it has installed in, to or on the leased property or which it took over from the previous Lessee or user, unless the Lessor states or has stated otherwise in writing at any moment. For items not removed, the Lessor does not owe a compensation, unless agreed otherwise in writing.

22.5 If the Lessee ends the use of the leased property before the end of the lease, the Lessor is entitled to obtain access to and take possession of the leased property at the Lessee’s expense, without this constituting a defect.

22.6 All objects the Lessee apparently abandoned by leaving them behind in the leased property when effectively leaving the leased property may be removed by the Lessor at the Lessee’s expense, at the Lessor’s discretion, without any liability on the Lessor’s part.

22.7 The leased property must be inspected by the parties together, in good time before the end of the lease or the end of use. The parties will draw up a report of this inspection in which they will record the findings in relation to the condition of the leased property. It will also be recorded in this report which work still has to be done in relation to repairs that turned out to be necessary during the inspection and in relation to overdue maintenance payable by the Lessee, as well as the manner and the term within which that work has to be done.

22.8 If, after having been given a reasonable opportunity to do so by means of a registered letter, the Lessee or the Lessor do not assist in the inspection and/or the recording of the findings and arrangements in the inspection report, the party insisting on recording is entitled to carry out the inspection without the defaulting party’s presence and to adopt the report with binding effect upon the parties and to forthwith provide a copy of this report.

22.9 The Lessee is obliged to carry out the work or have the work carried out which must be carried out on the basis of the inspection report within the time limit laid down in the report - or within a time limit to be agreed between the parties - to the Lessor’s satisfaction. If the Lessee fails to comply with its obligations under the inspection report, in whole or in part, the Lessor itself will be entitled to have the work carried out and to recover the costs involved from the Lessee, without prejudice to the Lessor’s entitlement to compensation of further damage and costs.

22.10 The Lessee owes a sum to the Lessor for the time spent on repairing the leased property, counting from the date on which the lease ends, calculated on the basis of the most recently applicable rent and a payment for additional supply of goods and services, without prejudice to the Lessor’s entitlement to compensation of further damage and reasonable costs.

Payments

23.1 Payment of the rent and of all other costs due under this lease is made in Dutch legal tender not later than on the due date - without suspension, deduction or set-off against any claim the Lessee has against the Lessor - by means of a deposit or transfer to a bank account to be specified by the Lessor. The Lessee can only set-off if the claim has been established by the court.

This is without prejudice to the Lessee’s right to remedy any defects itself and to deduct the reasonable costs thereof from the rent if the Lessor is in default in remedying those defects. The Lessor is free to change the place or method of payment, by means of a written statement to the Lessee. The Lessor is entitled to decide which of any outstanding claims under the lease will be reduced by any payment received from the Lessee.

23.2 Whenever an amount due by the Lessee under this lease is not paid promptly on the due date to the Lessor, the Lessee will owe, by operation of law, an immediately payable penalty to the Lessor, per calendar month as from the date when the amount became due, of 1% of the amount due per calendar month, each part of a month counting as a full month, subject to a minimum of €300 per month. The penalty (interest) referred to above is not owed if the Lessee submitted a substantiated claim to the Lessor by registered letter before the due date referred to in clause 23.1 and if the Lessor did not respond to the substance of such claim within 4 weeks on receipt of this letter.

Security

24.1 As a guarantee for the proper performance of its obligations under the lease, the

Lessee will provide a bank guarantee not later than 2 weeks before the commencement date as referred to in clause 3.1 of the lease or as much earlier as specified by the Lessor, in accordance with a model specified by the Lessor for the amount stated in the lease or pay a deposit into a bank account specified by the Lessor. This bank guarantee or deposit is also applicable to extensions of the lease including any changes of that and has to remain valid for at least six months after the date on which the leased property has actually been vacated and the lease has ended. This bank guarantee or deposit will also have to be valid for the Lessor’s legal successor(s).

24.2 If the bank guarantee or the deposit is called on and (partially) paid, the Lessee will provide a new bank guarantee or deposit at the Lessor’s first request, which satisfies the provisions in clauses 24.1, 24.3 and 24.4 up to the amount that was applicable immediately before the moment the bank guarantee or deposit was called on.

24.3 After an upward review of the payment obligation referred to in clause 4.8 of the lease of in total 15% or more, the Lessee is obliged, at the Lessor’s first request, to immediately have a new bank guarantee issued or, in the event of a deposit, to make an additional payment up to an amount adjusted to the new payment obligation.

24.4 If no claim has been made by the Lessor under the deposit in a legally valid manner, the Lessor has to repay, not later than six months after the end of the lease, the deposit or the remainder of the deposit after the termination of the lease into a bank account to be specified by the Lessee. If no claim has been made by the Lessor under the bank guarantee in a legally valid manner, the Lessor has to send the bank guarantee back after the termination of the lease to an address to be specified by the Lessee not later than six months after the end of the lease.

24.5 Where applicable, clauses 24.1 through 24.4 apply to other securities.

Joint and several liability

25.1 If more than one (natural or legal) person is contractually bound as Lessee, they will always be jointly and severally liable, and each of them for the whole, to the Lessor for the obligations arising from the lease.

Deferment of payment or remission on the Lessor’s part to one of the Lessees, or an offer to do so, will concern that Lessee only.

25.2 The obligations under the lease are joint and several, also as regards the Lessee’s heirs and successors in title.

Late availability

26.1 If the leased property is not available on the commencement date as referred to in clause 3.1 of the lease because the leased property was not finished in time, because the previous occupier did not vacate the leased property in time or because the Lessor did not yet obtain the required government permits, the Lessee will not owe any rent nor any service charges until the date when the leased property is made available to the Lessee, and its other obligations and the contractually agreed dates will also be deferred correspondingly.

26.2 The Lessor is not liable for any damage the Lessee sustains as a result of any such delay, unless the Lessor can be accused of an attributable failure in this respect.

26.3 An attributable failure as referred to in clause 26.2 also includes the situation that the Lessor makes no efforts to make the leased property available to the Lessee as soon as possible as yet.

26.4 The Lessee cannot claim termination of the lease, unless the late delivery has been caused by an attributable, serious failure by the Lessor and if it is unacceptable to the Lessee on the basis of fairness and reasonableness that the lease continues to exist unchanged and the Lessor does not satisfy the legitimate interests of the Lessee.

Apartment right

27.1 If the building or complex of buildings of which the leased property forms part has been or is divided into apartment rights, the Lessee will observe the rules relating to usage arising from the deed of division and regulations. The same applies if the building or complex of buildings is or becomes the property of a co-operative. The obligation to comply with these regulations does not constitute a defect. The Lessor guarantees that the regulations referred to above which are applicable upon entering into the lease, are not in conflict with the lease.

27.2 The Lessor will not, insofar as it is capable of doing so, lend its co-operation to bringing about regulations that are in conflict with the lease.

27.3 The Lessor sees to it that the Lessee receives a copy of the regulations relating to usage, as referred to in clause 27.1.

Costs, default

28.1 In all cases where the Lessor or the Lessee arranges for a demand letter, a notice of default or a bailiff’s notification to be issued to the Lessee or the Lessor, or in the event of proceedings against the Lessor or the Lessee to force the Lessor or the Lessee to comply with the lease or to force the Lessee to vacate the premises, the Lessee is obliged to pay to the Lessor or the Lessor is obliged to pay to the Lessee all costs incurred for that, both judicial and extra-judicial, except when there is a final court order against the Lessor or the Lessee for payment of legal costs.

The reasonable costs made are set between the parties in advance at an amount calculated in the following manner; 15% on the principal sum with a maximum of €25,000 per event, excluding the court fees. In the event of legal proceedings the costs of experts (lawyers, bailiffs etc.) are paid by the party against whom judgment has been given. article 6:96 of the Dutch Civil Code, paragraphs 4 and 6, explicitly including the reference to the maximum amount for extra-judicial costs to be compensated, is therefore not applicable between the parties.

28.2 The Lessee or the Lessor is in default by the mere expiry of a specific time limit.

Penalty clause

29 If, after having received due notice of default from the Lessor, the Lessee does not comply with the requirements included in the clauses 5.1, 8, 12.1 and 24.1, the Lessee must pay, if no specific penalty has been agreed on, an immediately payable penalty to the Lessor of at least €250 per calendar day for every calendar day during which the Lessee is in default. The foregoing is without prejudice to the Lessor’s entitlement to make use of its other rights, including the right to specific performance and the right to full compensation, insofar as the damage suffered exceeds the penalty incurred.

Data Protection Act

30 If the Lessee is a natural person, the Lessee will, upon entering into and by signing this lease, give permission to the Lessor and the property manager to record and process the Lessee’s personal details in a database.

Domicile

31.1 From the commencement date of the lease, referred to in clause 3.1 of the lease, all notifications by the Lessor to the Lessee in connection with the execution of the lease will be sent to the address of the leased property.

31.2 If the Lessee is no longer carrying on its business from the leased property, the Lessee undertakes to immediately notify the Lessor of this in writing, stating the Lessee’s new domicile.

31.3 If the Lessee leaves the leased property without providing details of a new domicile to the Lessor, the address of the leased property is considered to be the Lessee’s domicile.

Complaints

32 The Lessee will submit any complaints and requests in writing. This may be done verbally in urgent cases. In such cases the Lessee will as soon as possible confirm the complaint or request in writing.

Final clause

33 A part of the lease or these general conditions being void or voidable, will not affect the validity of the remaining part of the lease or these general conditions. In such a case the void or voidable provision(s) will be replaced, in accordance with the provisions of article 3:42 of the Dutch Civil Code, by that which the parties would have agreed if they had been aware of the voidness or voidability.